FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 21, 2008

Commission File Number: 000-22828

MILLICOM INTERNATIONAL
CELLULAR S.A.
75 Route de Longwy
Box 23, L-8080 Bertrange
Grand-Duchy of Luxembourg
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                    No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  ____________

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO EXHIBITS

Item

1.        Press release dated October 21, 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A. (Registrant)
Date: October 21, 2008	By: /s/ Marc Beuls
Name: Marc Beuls
Title: President and Chief Executive Officer

PRESS RELEASE
New York and Stockholm – October 21, 2008

MILLICOM INTERNATIONAL CELLULAR S.A.

RESULTS FOR THE PERIOD ENDED SEPTEMBER 30, 2008
(Nasdaq Stock Market: MICC and Stockholmsbörsen: MIC)

Q3 key figures

53% increase in subscribers for Q3 08 versus Q3 07, bringing total subscribers to 30.6 million*
27% increase in revenues for Q3 08 to $869 million (Q3 07: $686 m illion*)
25% increase in EBITDA for Q3 08 to $369 million (Q3 07: $296 million *)
17% increase in net profit for Q3 08 of $161 million (Q3 07: $138 million*)
Basic earnings per common share for Q3 08 of $1.49 (Q3 07: $1.36*)
* Excludes discontinued operations

9M key figures

35% increase in revenues for 9M 08 to $2,512 million (9M 07: $1,862 million*)
31% increase in EBITDA for 9M 08 to $1,058 million (9M 07: $807 million*)
39% increase in net profit for 9M 08 of $451 million (9M 07: $326 million*)
Basic earnings per common share for 9M 08 of $4.19 (9M 07: $3.23*)
* Excludes discontinued operations

Marc Beuls, CEO of Millicom, commented: "Millicom's businesses performed well in a quarter in which there was a dramatic change in the global economy.  We have maintained or increased our market share and produced good profitability by delivering strong EBITDA margins. Particularly pleasing were margin increases in Africa, at 33% and Colombia at 14%. However, recognizing the more difficult economic environment, we have already initiated a number of adjustments in many of the countries in which we operate.

“We have decided to put off an early redemption of the $460 million 10% 2013 Notes, further strengthening the company’s balance sheet by reducing short term and increasing long term debt and, as a result of this decision, the average maturity of our debt lies close to four years.  At the end of September we had over $1 billion in cash and a net debt to EBITDA of 0.6 times.

“Today we expect to invest less than $1.5 billion this year and we expect capex for 2009 to be substantially lower than for 2008, as we ensure that our requirements for high returns on new investment are maintained.”

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Financial summary for the periods to September 30, 2008 and 2007

SUBSCRIBERS (‘000)	Sept 30, 2008	Sept 30, 2007	Change	June 30, 2008	March 31, 2008
– Total (i)	30,588	19,952	53%	28,451	26,184
– Attributable (ii)	26,239	16,991	54%	24,296	22,292

REPORTED NUMBERS US$ million	Q3 2008	Q3 2007 (iv)	Q on Q change	9M 2008	9M 2007 (iv)	9M on 9M change
– Revenues	869.1	686.4	27%	2,512.3	1,862.4	35%
– EBITDA (iii)	369.0	296.0	25%	1,057.5	806.6	31%
– EBITDA margin	42%	43%		42%	43%
– Net profit for the period	161.3	137.4	17%	451.3	325.8	39%

(i)	Total subscriber figures represent the worldwide total number of subscribers of mobile systems in which Millicom has an ownership interest.
(ii)	Attributable subscribers are calculated as 100% of subscribers in Millicom’s subsidiary operations and Millicom’s percentage ownership of subscribers in each joint venture operation.
(iii)
EBITDA: operating profit before interest, taxes, depreciation and amortization, is derived by deducting cost of sales, sales and marketing costs, general and administrative expenses from revenues and other operating income.

(iv)	Excludes discontinued operations

Financial and operating summary

Record revenues of $869 million in Q3 2008, up 27% vs. Q3 2007

Record EBITDA of $369 million in Q3 2008, up 25% vs. Q3 2007

17% increase in net profit to $161 million in Q3 2008

Investments include capex of $328 million for the 3[r]d quarter 2008 and $975 million for the nine months ended September 2008

Cash and cash equivalents of $1,001 million at end of 9M 2008

Cash up-streaming of $119 million in the 3[r]d quarter 2008 and $362 million in the nine months ended September 2008

Net debt of $826 million with a Net Debt to extrapolated full year EBITDA ratio of 0.6 enabling significant continuing investments

Strong subscriber growth of 53% in Q3 2008 with total subscribers at 30.6 million

2.1 million net new total subscribers in Q3 2008

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Review of operations

Financial results for the three and nine months ended September 30, 2008

Subscribers

In Q3 2008, Millicom added 2.1 million net new mobile subscribers, reaching 30.6 million total mobile subscribers, an increase of 53% versus Q3 2007.

In Africa, the two best performing markets in terms of net subscriber additions were Tanzania which grew by 110% year-on-year, adding 383 thousand subscribers in the quarter and DRC, which grew by 141% year-on-year, adding 234 thousand subscribers in the quarter.  Senegal and Ghana also showed impressive year-on -year net subscriber growth of 84% and 82% respectively.

In Central America, Honduras grew its subscriber base by 71% year-on-year and added 340 thousand subscribers in the quarter. Guatemala grew by 39% year-on-year and El Salvador by 29%, showing that despite high penetration rates, these two markets continue to grow strongly.

In South America, total subscribers increased by 36% with Paraguay showing the strongest increase at 42% year-on-year.

In Asia, subscribers grew by 52% year-on-year with Laos growing by 101% and Sri Lanka by 58%.

	Net additional subscribers (’000)
	Total	Central Am.	South Am.	Africa	Asia
Q3 2008	2,137	570	280	989	298
Q2 2008	2,267	489	448	1,030	300
Q1 2008	2,829	962	571	878	418
Q4 2007	3,403	1,421	588	1,054	340
Q3 2007	1,985	698	449	664	174

Total revenues, EBITDA and EBITDA margin

In the third quarter we have seen a slowing of top line growth due to macroeconomic factors beyond our control. The strong dollar has negatively affected results in a number of markets with the real impact coming in September.  Rising inflation is a global challenge and for Millicom it means that higher food prices leave less disposable income for our customers.

Total revenues for the three months ended September 30, 2008 were $869 million, an increase of 27% from the third quarter of 2007. Year-on-year revenue growth was 55% for Africa, 34% for Asia, 27% for South America and 13% for Central America.

The Group EBITDA for the three months ended September 30, 2008 was $369 million, an increase of 25% from the third quarter of 2007 and the EBITDA margin was 42%.  In Central America, Tigo’s number one position in all three markets brings with it a high percentage of on-net calling, enabling it to keep EBITDA margins at a very healthy 54%. South American EBITDA margins increased from 32% last quarter to 35%

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for the third quarter of 2008, partly as a result of the 2 percentage point margin improvement to 14% for Colombia seen in the third quarter.   In Africa margins increased to 33% from 31% last quarter and in Asia margins were 38%.

	Quarterly YoY Growth			ARPU ($)
	Subscribers	Revenues	EBITDA
Q3 2008	53%	27%	25%	11.5
Q2 2008	58%	37%	34%	12.1
Q1 2008	59%	42%	36%	12.7
Q4 2007	56%	41%	34%	13.9
Q3 2007	55%	46%	44%	14.2

Total revenues for the nine months ended September 30, 2008 were $2,512 million, an increase of 35% from the same period of 2007. Revenues in Africa were up 61%, in Asia revenues were up by 40%, and in Central and South America the increases were 25% and 33% respectively.

The Group EBITDA for the nine months ended September 30, 2008 was $1,058 million, an increase of 31% from the same period of 2007. EBITDA growth for Africa was 60%, for Asia it was 31% and for Central and South America it was 27% and 25% respectively.

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Central America

Central America continues to perform well in what has become a more challenging macroeconomic environment.  Tigo is holding its market share in all three markets and delivering continued strong EBITDA margins of 54%.  In Q3 Tigo added 570 thousand net new subscribers, against 488 thousand in Q2, despite the higher penetration in our markets, especially in El Salvador which is today over 90% penetrated.  In Q3 subscribers grew by a very healthy 46% on a year-on-year basis, to 10.8 million subscribers.

Revenues in Q3 were up by 13% year-on-year at $340 million, reflecting the more difficult trading conditions in all three markets.  Firstly, the rate of growth in remittances of funds from the US has slowed and in the case of El Salvador and Guatemala, there was a decrease in remittances in absolute terms between July and August, which is a regional pattern in Central America as the US economy slows.  However, another factor has been the effect of inflation; the prices of food and other essentials have risen in excess of 20% p.a., affecting consumption by customers.  Although mobile telephony is a high priority in consumer spending, the increase in the cost of basic needs means that there are fewer discretionary dollars in customers’ pockets.  Furthermore, tax changes in Honduras and El Salvador, as governments tax incoming international calls, increase the calling costs for expatriates by 3c a minute in Honduras and 4c a minute in El Salvador and this has reduced the total minutes of calling.

Central America continues to have an excellent EBITDA margin at 54% which reflects our number one position in all three markets.  A number one position brings a greater percentage of on-net calls, which come with higher margins, and the economies of scale of our larger businesses mean that costs are spread over a larger base.  In today’s market, Tigo has increased its focus on margin and this can be seen by way of a number of initiatives to reduce costs.  These initiatives take some time to work through the system but the continued strong margins show that the more difficult macroeconomic environment need not impact margins in these tightly managed companies.

Tigo continues to see the benefit of the move to per-second billing in February 2007 as we continue to execute our successful Triple ‘A’ strategy.  Per-second billing substantially improved the affordability of services and it has enabled Tigo to hold or increase market share in all three Central American countries this year.  We continue to improve accessibility with more points of sales and increased e-PIN penetration.  We also extended our value added services (“VAS”) initiative in our key "young and cool" segment of the market as we believe VAS will be an increasingly important part of the income stream alongside our increasing focus on broadband as we react to customer demand for these services.  It is for this reason that, in September, 3G mobile broadband services were launched across Central America and that, in October, Millicom announced the acquisition of Amnet, a leading provider of cable and fixed broadband services.

The 3G launch in Central America has gone well and today we have in excess of 100 thousand customers who have migrated across to gain access to broadband services.

Millicom announced the acquisition of Amnet Telecommunications Holding Limited which is a business with approximately 350 thousand customers across Central America with cable and broadband customers in El Salvador, Honduras, Costa Rica and smaller businesses in Guatemala and Nicaragua.  Millicom purchased Amnet for an enterprise value of $510 million, which was funded through a $200 million one-year bridge loan facility with two leading commercial banks and $310 million of MIC equity funding.  Amnet has an extensive HFC (Hybrid Fiber-Coax) network with 1.1 million homes passed and today some 64% have two-way coaxial cable.  We anticipate capex for Amnet of approximately 15% of sales in 2009.  The opportunity for Millicom is to use Tigo’s marketing skills to sell broadband services to existing cable customers and to provide a fixed element to our broadband offer.  Amnet has number one positions in its three main markets which will give Millicom critical mass in this important segment of the market, which we expect to be a major driver of growth going forward.

Honduras continues to be the fastest growing country in the region and Tigo added 340 thousand net new subscribers in the quarter.  This continued momentum in Honduras is important so that we consolidate our market leading position ahead of the launch of an additional competitor expected in Q4.  In Q3, 139 thousand net new subscribers were added in El Salvador and 91 thousand in Guatemala.

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	Quarterly YoY Growth			ARPU ($)
	Subscribers	Revenues	EBITDA
Q3 2008	46%	13%	15%	15.4
Q2 2008	53%	26%	31%	16.3
Q1 2008	65%	36%	37%	17.4
Q4 2007	71%	31%	28%	19.2
Q3 2007	74%	45%	45%	20.1

Central American revenues for the nine months ended September 30, 2008 were $1,022 million, an increase of 25% from the same period of 2007. Central American EBITDA for the nine months ended September 30, 2008 was $560 million, an increase of 27% from the same period of 2007.

	9M 2008	9M 2007 (i)	Change
Revenues	1,022m	820m	25%
EBITDA	560m	440m	27%
EBITDA margin	54%	54%
Capex	207m	208m	(1)%
ARPU	$16.5	$20.6	(20)%
(i)           Excludes discounted operations

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South America

Revenues in South America in Q3 grew by 27% year-on-year with good performances in Bolivia and Paraguay which produced revenue increases of 74% and 59% year-on-year respectively.  Colombia continues to be impacted by the halving of interconnect rates in December 2007 and has, only in the last two quarters, begun to grow at the top line on a quarter on quarter basis.  Furthermore, the impact of a weaker Colombian peso impacted revenues in Colombia. The larger Colombian economy has been affected more than the smaller economies of Bolivia and Paraguay by the current financial crisis as it is more reliant on the United States and Venezuela.  This has been reflected in the performance of the Colombian peso relative to the US dollar in August and September with central bank intervention.  3G services were launched in Bolivia and Paraguay as the success of value added services has led to the desire among the more wealthy customers to use broadband services, and Tigo is seeking to satisfy these needs through a combination of 3G and the already existing WiMAX businesses. 3G services will be launched in Colombia later this month.

The overall EBITDA margin for South America was 35% compared to 32% in Q2 which was encouraging and shows the benefits of initiatives to reduce costs in the businesses.  We expect that the margin will move up towards the Group average as the Colombian margin improves.  The EBITDA margin in Colombia has begun to improve, moving above our expectations to 14% in Q3 up from 12% in Q2.  We now expect to see margins in Colombia improve gradually in 2009 and beyond, helped by elasticity and growth.  We are confident that Tigo’s value proposition will gradually win consumer appreciation, especially as our competitors’ tactics of keeping higher tariffs will impact consumers even more in the current climate.

In Bolivia, Tigo grew Q3 revenues by 74% year-on-year and added 119 thousand net new customers as it continues to consolidate its market share and make ground on the market leader so that today Tigo accounts for 33% of the market.  Tigo continues to increase coverage in its network and added 53 new cell sites during the quarter. Tigo is now well positioned as the number two mobile company challenging the incumbent by bringing services to the wider population. In Q3, e-PIN reloads grew by 30% vs. Q2 and e-PIN now represents 29% of total reloads.  VAS revenue for Q3 2008 grew 138% year-on-year, mainly driven by SMS traffic and premium contents and VAS now accounts for 7% of recurring revenue.  Broadband subscribers continue to grow strongly and were up 22% in the quarter.

Paraguay has, over several years, become the test bed for new ideas within Millicom and continues to perform strongly with subscribers up 42% year-on-year and 148 thousand net new subscriber additions in the quarter as it continues to keep a very high market share of 54%.  By rolling out 61 new sites in the quarter, Tigo is extending its advantage as having the best network coverage in the market.  The VAS and broadband businesses grew strongly and now represent over 30% of recurring revenues with the majority being VAS, but internet and broadband are becoming increasingly important and explain why the 3G launch in Paraguay has been so successful. In the month of October the local currency depreciated against the dollar in line with developments in neighbouring Brazil.

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	Quarterly YoY Growth			ARPU($)
	Subscribers	Revenues	EBITDA
Q3 2008	36%	27%	21%	12.9
Q2 2008	42%	35%	25%	12.7
Q1 2008	43%	38%	30%	12.5
Q4 2007	36%	47%	54%	14.2
Q3 2007	42%	53%	76%	14.1

South American revenues for the nine months ended September 30, 2008 were $759 million, an increase of 33% from the same period of 2007.  South American EBITDA for the nine months ended September 30, 2008 was $251 million, an increase of 25% from the same period of 2007.

	9M 2008	9M 2007 (i)	Change
Revenues	759m	571m	33%
EBITDA	251m	201m	25%
EBITDA margin	33%	35%
Capex	269m	224m	20%
ARPU	$12.9	$13.2	(2)%
(i)           Excludes discounted operations

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Africa

With year-on-year revenue growth of 55% in Q3, Africa remains Millicom’s fastest growing region reflecting the increasing proportion of total Millicom capex that is being invested into the region in 2008.  In Q3, Africa grew subscribers by 86% year-on-year, adding nearly 1 million subscribers in the quarter.  The high growth that we are achieving in Africa is exciting for the company as, with 160 million people under license, Africa represents some 55% of Millicom’s potential market and the penetration is still low in all our markets with potential for high growth for many years to come. Africa accounted for 37% and 39% of quarterly year-on-year Group revenue and EBITDA growth respectively. In terms of subscribers, Tanzania, with net additions of 383 thousand was the strongest country in Q3, followed by DRC with 234 thousand additions, up from 198 thousand in Q2, which demonstrates that this market is beginning to develop real traction.  Both Ghana and Senegal reported lower net subscriber additions, at 151 thousand and 143 thousand respectively, as a result of these two economies slowing, but we continue to hold our market share.

Revenue growth for Africa at 55% was nevertheless slower than the previous three quarters as Africa felt the impact of the stronger dollar against the euro which affected the results in Senegal and Chad.  In addition, the fall in the Ghanaian cedi as the economy struggles, was reflected by the 9.7% quarter on quarter reduction in revenues in Ghana.  Despite this depreciation, the EBITDA margin for Ghana increased throughout the quarter as a result of improved cost control.  The currency weaknesses in these three markets were partially offset however by very strong performances in DRC and Tanzania with revenues for Q3 up by 113% and 74% year-on-year respectively.  In Tanzania revenues increased by 29% quarter on quarter which was a remarkable performance, reflecting the investment in the network.  Today Tigo is market leader in Dar es Salaam and is gaining substantial market share in the country as a whole.

In Q3, the EBITDA margin moved from 31% to 33% and we expect that we will be able to continue to grow the margin back to the Group average in the next few years.  This margin recovery is being driven by the improvement in our newer businesses which are a drag on overall margin rates.  The business in DRC has shown, over the last two quarters, that it is beginning to get close to having critical mass with 951 thousand subscribers and, on a quarterly basis, it is EBITDA positive for the first time, less than two years after the launch of Tigo in the country.  As we build scale in DRC this margin will improve, leaving only Sierra Leone with a negative margin.

Millicom continues to invest heavily in capex and marketing and promotion activities across Africa as it is important to establish a strong presence in terms of brand awareness, network and distribution at this early stage in mobile development when penetration rates are relatively low.  The benefits of this investment are starting to come through in all our markets and in Q3 this success is easy to see in Tanzania and DRC.  In some of our markets the macroeconomic situation has held back growth and while it is unclear today how the economic downturn in the western markets will impact Africa, this is a factor that we will have to manage carefully going forward, in order to continue to achieve profitable growth.  In Q3, the African region was characterized by extensive network expansion and a build-up of the necessary capacity to accommodate the projected growth in the subscriber base.  To this end, plans are in progress for fiber projects to increase transmission capacity and to bring better services to our customers.

We continue to believe that investment in network gives us a competitive advantage as we are able to promote voice and VAS services through the deployment of innovative pricing initiatives.  In September, per-second billing was launched in Chad, enhancing Tigo’s image as the best value operator in the market.  Tigo is now the market leader in terms of volume of minutes in Chad and has seen the same price elasticity as Millicom’s other markets following the launch of per-second billing.  In Q3 VAS revenue for Tanzania was up by an impressive 34% year-on-year.  Our “Extreme Value”, “all you can eat” voice package is accessed by daily subscriptions.  It utilizes spare network capacity and drives minutes of use while offering our customers excellent value.  Extreme has been used to good effect in our markets on the back of our network expansion and has resulted in a substantial increase in sales. In Tanzania, most competitors have now copied and launched their own version of this innovative value promotion. We are also continuing to work on distribution by introducing Territory Management in all our markets and trying to get the incentives more directly to the points of sale rather than through the sub-dealers, as this improves the responsiveness of dealers at street level and increases activity.

The heavy investment in DRC and Tanzania has seen a significant increase in subscribers and market share.  In Tanzania, as the number three operator we now have 25% market share, in Q3 we moved from

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1.7 million to over 2 million subscribers and we are gaining ground on the two largest operators. In DRC with some 234 thousand net subscriber additions, we are beginning to build momentum in the business and today we have nearly 1 million subscribers.  The intake in Senegal of 143 thousand subscribers in Q3 was below the Q2 level but we continue to increase market share.  Ghana saw a slower quarter in terms of subscriber acquisitions and the results were impacted by exchange rates and the new tax regime from Q2.

New operators are entering the market in DRC and Ghana.  We have seen the arrival of Zain and the purchase of Ghana Telecom by Vodafone in Ghana, which will bring more competition into the market in 2009.  In Senegal, a third operator has entered the market and is expected to launch by the year-end, once its network is deployed. With the arrival of this operator, the Senegalese government has re-opened the longstanding issue dating back to 2002, on the status of our license in Senegal.  We are currently in negotiations with the Government, seeking to enhance the scope of our license.

In our Q2 report, we highlighted that inflation was a factor across our markets and that the rising prices of goods, in particular food, meant that consumers have less disposable income.  This continues to be the position today and, in this climate, affordability will be the key to continuing to win market share.  The strong country operations now benefit from an excellent team of people with experience in FMCG, relevant technical areas and the telecommunications industry.  With a keen focus on VAS, the networks and distribution, the team will push the evolution of the business in Africa and we continue to be optimistic that we can continue to deliver profitable growth in Africa.

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	Quarterly YoY Growth			ARPU ($)
	Subscribers	Revenues	EBITDA
Q3 2008	86%	55%	85%	8.0
Q2 2008	92%	69%	66%	8.7
Q1 2008	72%	60%	33%	9.3
Q4 2007	66%	57%	34%	9.7
Q3 2007	44%	52%	8%	9.9

African revenues for the nine months ended September 30, 2008 were $535 million, an increase of 61% from the same period of 2007. African EBITDA for the nine months ended September 30, 2008 was $169 million, an increase of 60% from the same period of 2007.

	9M 2008	9M 2007 (i)	Change
Revenues	535m	331m	61%
EBITDA	169m	106m	60%
EBITDA margin	32%	32%
Capex	386m	257m	50%
ARPU	$8.6	$9.5	(9)%
(i)           Excludes discounted operations

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Asia

Asia has grown subscribers in Q3 at a rate of 52% year-on-year, which is higher than the rate in Q2 when we saw subscribers increase by 50% and today Millicom has nearly 4.0 million subscribers in Asia.  The reported numbers show revenues and EBITDA increasing by 34% and 17% respectively year-on-year and an EBITDA margin of 38% for the quarter which was affected by lower ARPU for Cambodia.

During the quarter we continued to increase our capex across the three businesses and this has enabled us to extend and upgrade our networks which will give us an important competitive advantage.

 In Cambodia we have aggressive capex plans for the year, mainly to be spent on coverage but also to add to capacity, and we are on track to complete this network investment.  This enhanced network coverage will improve our competitive position ahead of the expected launch by new operators who have recently entered the market.  However, in the short term Cambodia is being impacted by rising oil prices and the global inflation in food prices and this has clearly impacted the disposable income of middle and lower income consumers so that although revenues increased by 26% year-on-year in Q3, the business was no longer growing at the top line on a quarter on quarter basis.

Laos grew Q3 revenues by 91% year-on-year and today has some 200 thousand subscribers with strong growth in market share.  We continue to bring innovative pricing and services to the market and we have also expanded coverage, especially in the south of the country which provides strong growth opportunities.   The business is developing well with a successful gateway which today takes most of our traffic and we have launched a WiMAX business.  During the quarter we also participated strongly in flood relief efforts during the severe flooding on the Mekong in August and September, and donated to the government of Laos two school buildings which we had helped to rebuild.

Sri Lanka continued to perform strongly in Q3 with 201 thousand net new additions compared to 152 thousand in Q2 and revenues grew by 42% in Q3.  Tigo is gaining market share, adding three points in 12 months to reach to 27% in September 2008.  Sri Lanka continues to be a very competitive environment and Tigo has reacted to this competition by launching ‘All Incoming Free’ in October.  Just like per-second billing which was launched in October 2007, this is an industry first for prepaid customers and gives our customers the ability to stay connected in an affordable manner.  Such initiatives, which are relevant and meaningful to our customers, will enable Tigo to maintain its market share.

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	Quarterly YoY Growth			ARPU ($)
	Subscribers	Revenues	EBITDA
Q3 2008	52%	34%	17%	7.4
Q2 2008	50%	38%	33%	8.1
Q1 2008	49%	49%	45%	8.7
Q4 2007	46%	43%	27%	8.4
Q3 2007	43%	30%	41%	8.4

Asian revenues for the nine months ended September 30, 2008 were $196 million, an increase of 40% from the same period of 2007. Asian EBITDA for the nine months ended September 30, 2008 was $77 million, an increase of 31% from the same period of 2007.

	9M 2008	9M 2007 (i)	Change
Revenues	196m	140m	40%
EBITDA	77m	59m	31%
EBITDA margin	39%	42%
Capex	113m	58m	94%
ARPU	$8.1	$8.6	(6)%
(i)           Excludes discounted operations

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Comments on the financial statements

The cancellation of the proposed redemption of the high yield bond led to an exceptional profit of $29 million, related to the reversal of the 5% premium for early repayment that had been booked last year.  Also Millicom booked foreign exchange losses in Q3 of $29 million, mainly in relation to the revaluation of debt in the operations.

Other information

The amounts in the consolidated statements of profit and loss for the quarters and nine months ended September 30, 2008 and 2007, the consolidated balance sheets as at September 30, 2008 and December 31, 2007, the condensed consolidated statements of cash flows for the nine months ended September 30, 2008 and 2007 and the condensed consolidated changes in equity for the nine months ended September 30, 2008 and 2007 are determined based on the principles of International Financial Reporting Standards (IFRS).

This report is unaudited.

Millicom’s financial results for the fourth quarter of 2008 will be published on February 11, 2009.

Luxembourg – October 21, 2008

Marc Beuls, President & Chief Executive Officer

Millicom International Cellular S.A
15 rue Léon Laval
L-3372 Leudelange
Luxembourg
Tel : +352 27 759 101
Registration number: R.C.S. Luxembourg B 40.630

Millicom International Cellular S.A. is a global telecommunications group with mobile telephony operations in 16 countries in Asia, Latin America and Africa. It also operates cable and broadband businesses in five countries in Central America.  The Group’s mobile operations have a combined population under license of approximately 291 million people.

This press release may contain certain “forward-looking statements” with respect to Millicom’s expectations and plans, strategy, management’s objectives, future performance, costs, revenues, earnings and other trend information.  It is important to note that Millicom’s actual results in the future could differ materially from those anticipated in forward-looking statements depending on various important factors.  Please refer to the documents that Millicom has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Millicom’s most recent annual report on Form 20-F, for a discussion of certain of these factors.

All forward-looking statements in this press release are based on information available to Millicom on the date hereof.  All written or oral forward-looking statements attributable to Millicom International Cellular S.A., any Millicom International Cellular S.A. employees or representatives acting on Millicom’s behalf are expressly qualified in their entirety by the factors referred to above. Millicom does not intend to update these forward-looking statements.

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CONTACTS

Marc Beuls                                                                                                Telephone:  +352 27 759 327
President and Chief Executive Officer
Millicom International Cellular S.A., Luxembourg

Francois-Xavier Roger                                                                               Telephone:  +352 27 759 327
Chief Financial Officer
Millicom International Cellular S.A., Luxembourg

Andrew Best                                                                                              Telephone:  +44 (0)7798 576378
Investor Relations
Shared Value Ltd, London

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Conference call details

A conference call to discuss the results will be held at 14.00 London / 15.00 Stockholm / 09.00 New York, on Tuesday, October 21, 2008.  The dial-in numbers are: +44 (0)20 7806 1957, +46 (0)8 5352 6047 or +1 718 354 1389 and the pass code is 8917142#.  Please go to our website at www.millicom.com for a copy of the slides to be discussed during the call. A live audio stream of the conference call can also be accessed at www.millicom.com.  Please dial in / log on 5 minutes prior to the start of the conference call to allow time for registration.  A recording of the conference call will be available for 7 days after the conference call, commencing approximately 30 minutes after the live call has finished, on: +44 (0)20 7806 1970 / +46 (0)8 5876 9441 or +1 718 354 1112, access code: 8917142#.

Appendices

Consolidated statements of profit and loss for the three months ended September 30, 2008 and 2007
Consolidated statements of profit and loss for the nine months ended September 30, 2008 and 2007
Consolidated balance sheets as at September 30, 2008 and December 31, 2007
Condensed consolidated statements of changes in equity for the nine months ended September 30, 2008 and 2007
Condensed consolidated statements of cash flows for the nine months ended September 30, 2008 and 2007
Quarterly analysis by cluster
Total subscribers and market position by country

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Millicom International Cellular S.A.

Consolidated statements of profit and loss
for the three months ended September 30, 2008 and 2007

	QTR ended September 30, 2008 (Unaudited) US$’000	QTR ended September 30, 2007 (Unaudited) US$’000
Revenues	869,108	686,360
Operating expenses
Cost of sales (excluding depreciation and amortization)	(217,103)	(173,440)
Sales and marketing	(177,033)	(131,086)
General and administrative expenses	(105,987)	(85,854)
EBITDA	368,985	295,980
Corporate costs	(19,639)	(10,476)
Stock compensation	(5,789)	(4,524)
Loss on disposal/Write down of assets, net	(90)	(72)
Depreciation and amortization	(135,692)	(86,820)
Operating profit	207,775	194,088
Interest expense	(14,207)	(42,547)
Interest and other financial income	6,427	16,316
Exchange (loss), gain, net	(28,571)	97
Profit from associated companies	2,643	1,200
Profit before taxes from continuing operations	174,067	169,154
Taxes	(30,553)	(34,637)
Profit before discontinued operations and minority interest	143,514	134,517
Result from discontinued operations	-	(233)
Minority interest	17,781	3,347
Net profit for the period	161,295	137,631
Basic earnings per common share (US$)	1.49	1.36
Weighted average number of shares outstanding in the period (‘000)	108,254	100,981
Profit for the period used to determine diluted earnings per common share	161,295	141,843
Diluted earnings per common share (US$)	1.49	1.31
Weighted average number of shares and potential dilutive shares outstanding in the period (‘000)	108,453	108,037

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Millicom International Cellular S.A.

Consolidated statements of profit and loss
for the nine months ended September 30, 2008 and 2007

	9M ended September 30, 2008 (Unaudited) US$’000	9M ended September 30, 2007 (Unaudited) US$’000
Revenues	2,512,320	1,862,411
Operating expenses
Cost of sales (excluding depreciation and amortization)	(626,842)	(488,459)
Sales and marketing	(517,850)	(330,006)
General and administrative expenses	(310,126)	(237,388)
EBITDA	1,057,502	806,558
Corporate costs	(44,393)	(32,620)
Stock compensation	(19,906)	(14,695)
Loss on disposal/Write down of assets, net	(2,269)	(706)
Depreciation and amortization	(370,196)	(249,518)
Operating profit	620,738	509,019
Interest expense	(100,293)	(121,951)
Interest and other financial income	25,953	42,006
Exchange (loss), gain, net	(19,917)	337
Profit from associated companies	6,771	2,981
Profit before taxes from continuing operations	533,252	432,392
Taxes	(137,164)	(122,261)
Profit before discontinued operations and minority interest	396,088	310,131
Gain on sale from discontinued operations	-	258,346
Result from discontinued operations	-	273
Minority interest	55,250	15,646
Net profit for the period	451,338	584,396
Basic earnings per common share (US$)	4.19	5.79
Weighted average number of shares outstanding in the period (‘000)	107,726	100,869
Profit for the period used to determine diluted earnings per common share	452,098	596,832
Diluted earnings per common share (US$)	4.17	5.53
Weighted average number of shares and potential dilutive shares outstanding in the period (‘000)	108,439	107,945

17

Millicom International Cellular S.A.

Consolidated balance sheets
as at September 30, 2008 and December 31, 2007

	September 30, 2008 (Unaudited) US$’000	December 31, 2007 US$’000
Assets
Non-current assets
Intangible assets, net	412,764	467,502
Property, plant and equipment, net	2,654,190	2,066,122
Investments in associates	18,098	11,234
Deferred taxation	102,524	97,544
Other non current assets	14,887	19,855
Total non-current assets	3,202,463	2,662,257
Current assets
Inventories	74,864	82,893
Trade receivables, net	242,180	223,579
Amounts due from joint venture partners	34,496	65,348
Prepayments and accrued income	85,048	71,175
Current tax assets	20,846	8,982
Supplier advances for capital expenditure	140,379	76,514
Other current assets	52,806	48,481
Cash and cash equivalents	1,001,389	1,174,597
Total current assets	1,652,008	1,751,569
Total assets	4,854,471	4,413,826

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Millicom International Cellular S.A.

Consolidated balance sheets
as at September 30, 2008 and December 31, 2007

	September 30, 2008 (Unaudited) US$’000	December 31, 2007 US$’000
Equity and liabilities
Equity
Share capital and premium (represented by 108,295,288 shares at September 30, 2008)	642,481	417,352
Other reserves	27,899	45,557
Accumulated profits brought forward	565,032	127,856
Net profit for the period/year	451,338	697,142
	1,686,750	1,287,907
Minority interest	26,506	80,429
Total equity	1,713,256	1,368,336
Liabilities
Non-current liabilities
Debt and other financing:
10% Senior Notes	453,235	–
Other debt and financing	1,099,618	945,206
Other non-current liabilities	63,433	55,601
Deferred taxation	47,654	42,414
Total non-current liabilities	1,663,940	1,043,221
Current liabilities
Debt and other financing:
10% Senior Notes	–	479,826
4% Convertible Notes – Debt component	–	178,940
Other debt and financing	274,057	230,319
Capex accruals and payables	527,444	460,533
Other trade payables	256,135	238,252
Amounts due to joint venture partners	25,983	60,914
Accrued interest and other expenses	163,796	128,426
Current tax liabilities	62,363	82,028
Other current liabilities	167,497	143,031
Total current liabilities	1,477,275	2,002,269
Total liabilities	3,141,215	3,045,490
Total equity and liabilities	4,854,471	4,413,826

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Millicom International Cellular S.A.

Condensed consolidated statements of changes in equity
for the nine months ended September 30, 2008 and 2007

	September 30, 2008 (Unaudited) US$’000	September 30, 2007 (Unaudited) US$’000
Equity as at January 1	1,368,336	582,388
Profit for the period	451,338	584,396
Dividends paid to shareholders	(259,704)	–
Stock compensation	19,906	14,695
Shares issued via the exercise of stock options	3,160	6,781
Shares issued via the payment of bonuses	–	1,000
Shares issued under the matching plan	1,039	–
Conversion of 4% Convertible Bonds	175,179	–
Movement in currency translation reserve	7,925	13,484
Minority interest	(53,923)	(28,008)
Equity as at September 30	1,713,256	1,174,736

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Millicom International Cellular S.A.

Condensed consolidated statements of cash flows
for the nine months ended September 30, 2008 and 2007

	September 30, 2008 (Unaudited) US$’000	September 30, 2007 (Unaudited) US$’000
EBITDA	1,057,502	806,558
Corporate costs	(44,393)	(32,620)
Movements in working capital	7,876	41,688
	1,020,985	815,626
Interest expense paid, net	(70,903)	(68,453)
Taxes paid	(175,393)	(128,291)
Net cash provided by operating activities	774,689	618,882
Cash used by investing activities	(912,707)	(561,660)
Cash (used) provided by financing activities	(39,932)	77,255
Net cash from continuing operations	(177,950)	134,477
Cash provided by discontinued operations	–	260,904
Cash effect of exchange rate changes	4,742	5,798
Net (decrease) increase in cash and cash equivalents	(173,208)	401,179
Cash and cash equivalents, beginning	1,174,597	656,692
Cash and cash equivalents, ending	1,001,389	1,057,871

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Millicom International Cellular S.A.

Quarterly analysis by cluster
(Unaudited)

	Q3 08	Q2 08	Q1 08	Q4 07	Q3 07	Increase Q3 07 to Q3 08
Revenues (US$’000) (i)
Central America	339,773	342,039	340,127	329,214	300,159	13%
South America	273,418	254,104	231,626	239,253	214,795	27%
Africa	189,226	180,288	165,573	145,223	121,726	55%
Asia (i)	66,691	66,078	63,377	54,513	49,680	34%
Total Revenues	869,108	842,509	800,703	768,203	686,360	27%

EBITDA (US$’000) (i)
Central America	184,876	187,521	187,374	167,707	161,061	15%
South America	96,596	82,227	72,441	75,253	79,827	21%
Africa	62,452	55,253	51,311	43,969	33,676	85%
Asia (i)	25,061	27,084	25,306	20,371	21,416	17%
Total EBITDA	368,985	352,085	336,432	307,300	295,980	25%

Total mobile subs at end of period (i)
Central America	10,846,076	10,276,014	9,787,361	8,824,924	7,404,211	46%
South America	7,191,863	6,912,109	6,463,658	5,892,726	5,304,712	36%
Africa	8,568,926	7,579,792	6,549,881	5,672,177	4,618,204	86%
Asia	3,980,685	3,682,809	3,383,189	2,964,738	2,624,547	52%
Total	30,587,550	28,450,724	26,184,089	23,354,565	19,951,674	53%

Attributable mobile subs at end of period (i)
Central America	7,552,128	7,136,452	6,862,247	6,192,972	5,214,233	45%
South America	7,191,863	6,912,109	6,463,658	5,892,726	5,304,712	36%
Africa	8,370,749	7,393,179	6,359,975	5,489,668	4,443,865	88%
Asia	3,124,713	2,854,691	2,606,196	2,277,649	2,027,815	54%
Total	26,239,453	24,296,431	22,292,076	19,853,015	16,990,625	54%

(i)           Excludes discontinued operations

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Millicom International Cellular S.A.

Total subscribers and market position by country
(Unaudited)

Country	Equity Holding	Country Population (million) (i)	MIC Market Position (ii)	Total subscribers (iii)
				Q3 08	Q3 07	y-o-y Growth
Central America
El Salvador	100.0%	7	1 of 5	2,455,389	1,910,102	29%
Guatemala	55.0%	13	1 of 3	4,260,451	3,073,786	39%
Honduras	66.7%	8	1 of 3	4,130,236	2,420,323	71%

South America
Bolivia	100.0%	9	2 of 3	1,312,851	963,129	36%
Colombia	50.0%+1share	45	3 of 3	3,275,605	2,502,848	31%
Paraguay	100.0%	7	1 of 4	2,603,407	1,838,735	42%

Africa
Chad	87.5%	10	2 of 2	442,313	283,107	56%
DRC	100.0%	67	3 of 5	951,487	395,527	141%
Ghana	100.0%	23	2 of 4	2,741,122	1,505,460	82%
Mauritius	50.0%	1	2 of 3	396,355	348,678	14%
Senegal	100.0%	13	2 of 2	1,821,713	991,776	84%
Sierra Leone	100.0%	6	4 of 5	131,058	101,530	29%
Tanzania	100.0%	40	3 of 5	2,084,878	992,126	110%

Asia
Cambodia	58.4%	14	1 of 5	2,058,861	1,435,312	43%
Laos	74.1%	7	2 of 4	199,281	99,268	101%
Sri Lanka	100.0%	21	2 of 4	1,722,543	1,089,967	58%

Total subscribers				30,587,550	19,951,674	53%
___________________________________

(i)           Source: CIA The World Fact Book
(ii)           Source: Millicom.  Market position derived from active subscribers based on interconnect
(iii)
Millicom has a policy of reporting only those subscribers that have generated revenues within a period of 60 days, or in the case of new subscribers only those that have already started generating revenues

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